UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 12b-25

Notification of Late Filing

SEC File Number: 000-22945

CUSIP Number: 42327L200

(Check One)

☐ Form 10-K ☐ Form 20-F ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

_____________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant: HELIOS AND MATHESON ANALYTICS INC.

Address of Principal Executive Office:  Empire State Building, 350 5th Avenue, Suite 7520

       New York, New York 10118

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

Additional time is required to complete the Registrant’s quarterly report on Form 10-Q (the “Report”), to finalize the September 30, 2018 financial statements and the review of the Report and financial statements by the Registrant’s independent public accountants.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Stuart Benson	(646) 780-0044
Name	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company had a net loss attributable to Helios and Matheson Analytics Inc. of approximately $129.6 million or $0.20 loss per basic and diluted share for the three months ended September 30, 2018 as compared to a net loss attributable to Helios and Matheson Analytics Inc. of approximately $43.5 million or $5.79 loss per basic and diluted share for the three months ended September 30, 2017. The increase in the Company’s net loss is primarily due to the acquisitions of MoviePass, the Moviefone Assets and the forming of MoviePass Ventures and MoviePass Films, including the associated financing costs incurred with the issuance of our senior convertible notes, offset by a gain on the extinguishment of debt.

The Company had a net loss attributable to Helios and Matheson Analytics Inc. of approximately $187.8 million or $0.87 loss per basic and diluted share for the nine months ended September 30, 2018 as compared to a net loss attributable to Helios and Matheson Analytics Inc. of approximately $55.2 million or $8.35 loss per basic and diluted share for the nine months ended September 30, 2017. The increase in the Company’s net loss is primarily due to the acquisitions of MoviePass, the Moviefone Assets and the forming of MoviePass Ventures and MoviePass Films, including the associated financing costs incurred with the issuance of our senior convertible notes, offset by favorable adjustments to the Company’s derivative liabilities, and a gain on the extinguishment of debt.

HELIOS AND MATHESON ANALYTICS INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2018	By:	/s/ Stuart Benson
Stuart Benson, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the Registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the Registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

6.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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